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                                                     Filed pursuant to Rule 425
                                                     under the Securities Act of
                                                     1933 and deemed filed
                                                     pursuant to Rule 14a-12 of
                                                     the Securities Exchange Act
                                                     of 1934

                                                     Subject Company:
                                                     webMethods, Inc.

                                                     Commission File No.
                                                     001-15681


On May 22, 2000, Phillip Merrick, President and Chief Executive Officer of WebMethods, Inc., Mary Dridi, Chief Financial Officer of webMethods, Inc. and R. James Green, Chief Executive Officer and Chairman of the Board of Active Software, Inc. and others participated in a conference call regarding the joint announcement by webMethods, Inc. and Active Software, Inc. of the execution of a merger agreement, dated as of May 20, 2000, by and among webMethods, Inc., Wolf Acquisition, Inc. and Active Software, Inc. Following is a talking-points script that was relied upon for portions of the conference call. See below to find out where you can find additional information.


                           CONFERENCE CALL HIGHLIGHTS

PHILLIP MERRICK:

Thank you Mary, good morning everyone and thank you for joining us.

- Today's announcement of our acquisition of Active Software changes the landscape of the integration software space. There are three key takeaways we would like you to know about this acquisition:
               - Firstly, this acquisition gives webMethods first-mover advantage in the converging business integration software space. WebMethods is leading the market by offering Global 2000 companies and B2B trading exchanges a single infrastructure solution providing end-to-end internal and external business integration. This solution integrates applications within the enterprise and extends to integrate with trading partners over B2B trading networks
               - Secondly, overnight this creates a business integration software powerhouse:

                    - over 350 customers, most of them in the Global 2000

                    - nearly 600 employees worldwide

                    - a revenue run-rate already in excess of $100 million/year, based on analyst estimates for the current quarter

                    - a strong international presence, with seven offices across
                      Europe and operations underway in Asia-Pacific, including a significant partnership with NTT Data in Japan

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                    - an unbeatable set of partnerships, including
                      Hewlett-Packard, E&Y, AMS, KPMG, Deloitte, EDS, SAP, i2, Ariba and CommerceOne

                - Thirdly, the products are already integrated: last quarter
                  webMethods, responding to the demands of joint customers such as Fedex, AVNET and Juniper Networks, released an integration module for Active Software's ActiveWorks. Our combined sales force can begin selling the combined product offering right away.

                - This acquisition also brings a significant infusion of
                  management. Jim Green, Active Software's CEO, will become webMethods' CTO and EVP of Product Development. He will also join the webMethods board of directors. Other Active Software management team members will join the webMethods management team to bring together an unusually broad and deep team that can manage an organization that is not only growing rapidly, but is already of significant scale.

SO THERE ARE THE HEADLINES, NOW LET ME WALK YOU THROUGH SOME OF THE DETAIL:
- This really is an industry defining event, and gives webMethods first-mover advantage in the converging business integration software space, with the first end-to-end solution for Global 2000 companies and B2B trading exchanges
- We are not only bringing two great companies together, but we are uniting two different yet complementary software market segments: enterprise application integration (EAI) and business-to-business integration (B2Bi)
- To date, Global 2000 companies and B2B trading exchanges and marketplaces have in many cases been forced to purchase, deploy and manage two separate integration products, one for within the enterprise and one for integrating with trading partners over the Internet.
- Together, webMethods and Active Software provide a single application integration platform for Global 2000 companies and major B2B trading exchanges that operates inside, outside and across corporate firewalls.
- Now that the barriers to seamless business process integration across the extended enterprise have been broken down, it makes more sense to talk about "business integration" to refer to this more all-encompassing space we are creating.
- The interesting thing is that this was driven in large part by our customers.
- Both companies' customers have asked us to deliver a single infrastructure for both internal integration and external B2B integration. In particular, our joint customers such as Fedex and Juniper Networks encouraged us to work together to integrate our product offerings. Dennis Jones, CIO of Fedex and a webMethods board member, said he asked his people repeatedly why they couldn't purchase internal and external integration solutions from one vendor. Every time the answer was because nobody had both.
- We are the first to have both, and our products are already integrated and we have been working alongside each other at joint customers for some time. Jim will provide more detail on this in a few minutes.
- No other company can deliver all the pieces required - this provides a significant competitive advantage over all other potential competitors.

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-      This acquisition accelerates the adoption of our products within the
       Global 2000 where enterprise integration is "the last mile". It also positions us as the infrastructure solution of choice for the B2B industry trading exchanges
- The acquisition creates tremendous financial leverage for webMethods and terrific self-reinforcing momentum - we are now the clear market leader literally overnight

TOGETHER WE HAVE:
- Based on analyst estimates for the current quarter, we have a combined revenue run rate of over $100 million with great cross-selling opportunities within each company's customer base
- Over 350 blue-chip customers across industries such as high-tech manufacturing, utilities, telecommunications, chemicals, government and financial services.
-      Total staff size of almost 600 (R&D approximately 150; S&M approximately
       220)
- Unbeatable partnerships with little overlap: Systems Integrators such as HP Consulting, E&Y, AMS, EDS, KPMG, and Deloitte Consulting; Application and B2B companies such as SAP, i2, Ariba, and Commerce One. Additionally, Active Software has become the integration software of choice for Application Service Providers, or ASPs, such as Asera, AristaSoft, and Corio. These partnerships give the combined company tremendous global coverage in terms of both sales and marketing activity and delivery capability.
-      Over 55 quota carrying sales representatives
-      Worldwide 24X7 support and delivery organization
-      Product lines that are already integrated and currently available

WE ALSO COMPLEMENT ONE ANOTHER INTERNATIONALLY.
- Strong international operations, with over 60 staff in seven offices across Europe
- For extra unexpected ease of integration, we even have offices in the same building in the UK and the Netherlands
- Active is particularly strong in Europe, especially. in the European Telco Market - recent wins include Bourges Telecom in France (against Vitria may be important); NTT relationship in Japan
- WebMethods - Philips, Siemens, Scania in Europe; have made some recent senior level hires for our Asia Pacific team

THIS ACQUISITION BRINGS WEBMETHODS AN INFUSION OF GREAT MANAGEMENT TALENT THAT BROADENS AND COMPLEMENTS OUR EXISTING MANAGEMENT TEAM.
We've already figured outhow the management teams will be integrated
-      Phillip Merrick- CEO, President & Chairman of the Board
- Jim Green- CTO and EVP of Product Development (widely regarded as one of the best, if not the best, integration software technologists in the industry; many years experience including a lengthy stint heading up Sun's distributed computing program where he developed the original CORBA specification)
- John Dempsey - Professional Services - ran 1,000 person consulting group at CSC
- Also worth noting is that webMethods existing management team has significant experience integrating acquisitions - Craig Chapman VP of Business Development

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       spent many years at Cisco as chief internal counsel and business development lead, Jeff Kramer was VP Human Resources from Thomson Financial where he had responsibility for integrating numerous companies into the Thomson Financial Services and FirstCall companies.

I have known Jim since 1997 - Culturally this is a great fit - It is my pleasure to introduce Jim Green


JIM GREEN:

       - This is a go-forward strategy for Active and webMethods' employees, customers and partners.
       - All these constituents that were briefed were very positive on the acquisition.

TECHNICAL DISCUSSION
       - Complimentary nature of product lines - Architectures are so closely aligned it is almost scary.
       - TOGETHER WE HAVE THE BROADEST ARRAY OF ENTERPRISE APPLICATION ADAPTERS, THE BROADEST SUPPORT OF B2B E-COMMERCE PROTOCOLS, ON TOP OF THE MOST RELIABLE, SECURE AND SCALABLE PLATFORM FOR INTERNAL AND EXTERNAL MESSAGE DELIVERY
       - Products already integrated by virtue of the webMethods' Integration Module
       -      A lot of current demand from customers for combined technology
       - Today our products already work together and are in production at customers like FedEx, Juniper Networks, AVNET, Dresdner Kleinwort Benson and Hewlett-Packard.
       - From day one, we will have solved the headache of using multiple vendors for all integration needs.
       - We are combining the technology leader in EAI with the undisputed B2Bi market leader.

TECHNICAL POINTS:
       - Only player that has all the pieces for business process modeling, data mapping, adaptors, B2B integration, end-to-end reliability, security etc.
       - Application Transaction Coordinator - use in g2000 and on industry trading exchanges
       -      Guaranteed delivery, Data Mapping
       - Work being done to allow Active servers and webMethods' servers to talk with one another
       -      IM Modules and Adapters complement one another
       - R&D people that will be freed up due to the elimination of prior duplicate efforts in Internal and External Integration (Business Exchange Server).

PHILLIP MERRICK:

THANK YOU JIM. LET ME AGAIN REITERATE WHAT I THINK ARE THE KEY TAKEWAYS HERE:

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              -      Firstly, this acquisition gives webMethods first-mover
                     advantage in the converging business integration software space. WebMethods is leading the market by offering Global 2000 companies and B2B trading exchanges a single infrastructure solution for internal and external business integration.

              - Secondly, overnight this creates a business integration software powerhouse:

                     -      over 350 customers, most of them in the Global 2000

                     -      nearly 600 employees worldwide

                     - a revenue run-rate already in excess of $100 million/year

                     - a strong international presence, including seven offices and 60+ people in Europe

                     - an unbeatable set of partnerships, including Hewlett-Packard, E&Y, AMS, KPMG, Deloitte, EDS, SAP, i2, Ariba, CommerceOne and Corio

              - Thirdly, the products are already integrated and our sales forces can get out there and start selling the combined solution immediately upon closing this deal

              - Finally this gives webMethods a significant infusion of management talent that complements our already unusually strong team

OPEN-UP FOR Q&A

--------------------------------------------------------------------------------

Investors and security holders of both webMethods and Active Software are advised to read the joint proxy statement/prospectus regarding the business combination transaction referred to in the material below, when it becomes available, because it will contain important information. webMethods and Active Software expect to mail a joint proxy statement/prospectus about the transaction to their respective stockholders. This joint proxy statement/prospectus will be filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained from webMethods or Active Software by directing such requests to the companies.

webMethods and its officers and directors may be deemed to be participants in the solicitation of proxies from webMethods' stockholders with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in webMethods' Registration Statement on Form S-1, as amended, filed with the Securities and Exchange Commission on November 19, 1999 and declared effective by the Securities and Exchange Commission on February 10, 2000. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from webMethods.

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Active Software and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Active Software with respect to the transactions contemplated by the agreement. Information regarding such officers and directors is included in Active Software's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and in its proxy statement for its 2000 annual meeting, filed with the Securities and Exchange Commission. This document is available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Active Software.